Filed pursuant to Rule 424(b)(5)
Registration No. 333-267230
PROSPECTUS SUPPLEMENT
(to the prospectus dated September 12, 2022)

Momentus Inc.
2,904,269 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
This prospectus supplement updates, supersedes, and amends certain information contained in the prospectus dated September 12, 2022 (the “Original Prospectus”) as supplemented by the prospectus supplements dated September 28, 2022, February 23, 2023, September 7, 2023, and October 2, 2023 (the “Prospectus Supplements,” and together with the Original Prospectus, the “Prospectus”), relating to outstanding warrants to purchase up to an aggregate of 2,904,269 shares of Class A Common Stock consisting of: (i) 2,000,000 shares of Class A Common Stock issuable upon exercise of warrants issued on October 4, 2023, (ii) 672,948 shares of Class A Common Stock issuable upon exercise of Series A warrants issued on September 11, 2023, and (iii) 231,321 shares of Class A Common Stock (as adjusted for the Company’s 1-for-50 reverse stock split effected in August 2023) issuable upon exercise of warrants issued on February 27, 2023 (collectively, the “Existing Warrants”), with a current exercise price of $2.00 per share.
This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
Our Class A Common Stock is listed on The Nasdaq Stock Market (“Nasdaq”) under the symbol “MNTS.” On November 6, 2023, the last reported sale price of our Class A Common Stock on Nasdaq was $4.06 per share.
Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
WARRANT INDUCEMENT AGREEMENT
This Supplement is being filed to disclose the following:
On November 6, 2023, we entered into a warrant inducement agreement (the “Inducement Agreement”) with the holder of the Existing Warrants (the “Warrant Inducement Transaction”). Pursuant to the Warrant Inducement Transaction, the investor agreed to exercise for cash the Existing Warrants to purchase an aggregate of 2,904,269 shares of Class A Common Stock at an exercise price of $2.00 per share, the exercise price for the Existing Warrants, plus additional consideration of $0.25 per share of Class A Common Stock in exchange for our agreement to issue new warrants to purchase up to 5,808,538 shares of Class A Common Stock, which is equal to 200% of the number of shares issued to the investor upon exercise of the Existing Warrants (the “New Warrants”). The investor agreed to pay as additional consideration $0.25 per share of Class A Common Stock issued upon exercise of the Existing Warrants in order to permit the issuance of such New Warrants pursuant to the rules of Nasdaq. We will receive aggregate gross proceeds of approximately $6.5 million from the exercise of the Existing Warrants and the payment of the additional $0.25 per share of Class A Common Stock issued upon exercise of the Existing Warrants before deducting financial advisory fees and other expenses payable by us.
The New Warrants will be immediately exercisable upon issuance at an exercise price of $3.862 per share of Class A Common Stock underlying such New Warrants and will expire five years after the date of issuance.
The date of this prospectus supplement is November 6, 2023.